UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 11, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

RSE C57 Controlled Subsidiary – Los Angeles, CA

On June 11, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, C57 (the “RSE C57 Controlled Subsidiary”), for an initial purchase price of approximately $4,382,000, which is the initial stated value of our equity interest in the RSE C57 Controlled Subsidiary (the “RSE C57 Investment”). The RSE C57 Controlled Subsidiary used the proceeds to close on the acquisition of two multi-tenant buildings containing a combined sixteen residential units totaling approximately 13,000 square feet of gross rentable area on an approximately 32,000 square foot lot (the “C57 Property”). The sixteen residential units average approximately 800 square feet per unit, consisting of eight two-bedroom, one bathroom units and eight one-bedroom, one bathroom units. The closing of both the initial RSE C57 Investment and the C57 Property occurred concurrently.

The RSE C57 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE C57 Investment (the “RSE C57 Operative Agreements”), we have full authority for the management of the RSE C57 Controlled Subsidiary, including the C57 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE C57 Investment, paid directly by the RSE C57 Controlled Subsidiary.

The C57 Property totals approximately 32,000 gross square feet across two buildings and is located in the 90016 zip code of Los Angeles, CA. As of June 3, 2019, all sixteen residential units were occupied at the Property. The Property was constructed in 1948 and the build is of wood framing with stucco cladding.

The C57 Property was acquired for a purchase price of approximately $4,382,000, which includes the acquisition fee of approximately $43,000. We anticipate incurring hard costs of approximately $150,000 to perform common area improvements bringing the total projected costs for the C57 Property to approximately $4,532,000. An additional $40,000 per unit has been budgeted for unit interior upgrades, should any tenants vacate during our holding period. This renovation budget has not been included in our initial equity outlay, and there can be no assurance that the renovation budget will be spent, in part or in whole. No financing was used for the acquisition of the C57 Property.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles and is one of the most densely populated areas per square mile in the Los Angeles area. We are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Culver City, downtown Los Angeles, and the University of Southern California. The C57 Property is located approximately 2 miles away from Downtown Culver City, approximately 5 miles away from University of California, and approximately 9 miles away from Downtown LA. The C57 Property is a short 6 minute (0.3 mile) walk to the La Cienega/Jefferson Metro station. The C57 Property is also located directly behind an approximately 85,000 square foot creative office development at 5500 West Jefferson Blvd, where Apple's music division is located. With the city-wide housing shortage and its close proximity to employment centers, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Cost	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Approximate Gross Exit Price	Projected Hold Period
C57	6.0% - 13.3%	$150,000	4.0%	4.0%	$6,502,000- $6,770,000	5 -10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in West Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 16, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       June 17, 2019